UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

Brookfield Asset Management Ltd.

(Name of Issuer)

Class A Limited Voting Shares

(Title of Class of Securities)

113004105

(CUSIP Number)

Kathy Sarpash

c/o Brookfield Asset Management Ltd.

Suite 100, Brookfield Place, 181 Bay Street

Toronto, Ontario, Canada M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 113004105

1	NAMES OF REPORTING PERSONS PARTNERS VALUE INVESTMENTS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,583,973(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,583,973(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,583,973(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This amount consists of Class A Limited Voting Shares of Brookfield Asset Management Ltd. held by the reporting person through its subsidiaries Partners Value Split Corp., PVII BAM Holdings LP, Partners Value Investments Inc. and PVII Subco Inc.

(2)	Based on 412,201,980 Class A Limited Voting Shares of Brookfield Asset Management Ltd. outstanding as of December 9, 2022.

CUSIP No. 113004105

1	NAMES OF REPORTING PERSONS PARTNERS VALUE SPLIT CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ - Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,902,862
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,902,862

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,902,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.25%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 412,201,980 Class A Limited Voting Shares of Brookfield Asset Management Ltd. outstanding as of December 9, 2022.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the class A limited voting shares (the “Class A Shares”) of Brookfield Asset Management Ltd., a company incorporated under, and governed by the laws of British Columbia (the “Manager” or the “Issuer”), with its principal executive offices at Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3.

(b)-(c) The principal business address of each of the Reporting Persons is:

Brookfield Place, Suite 100

181 Bay Street

Toronto, Ontario, Canada M5J 2T3

(d)-(e) During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenships of each of the Scheduled Persons are set forth on Schedules I and II hereto.

Item 3. Source and Amount of Funds or Other Consideration.

On December 9, 2022, Brookfield Corporation (formerly Brookfield Asset Management Inc.) (the “Corporation”) completed a plan of arrangement pursuant to the Business Corporations Act (Ontario) (the “Arrangement”) pursuant to which, among other things, (i) the Corporation’s historical asset management business was transferred to Brookfield Asset Management ULC; (ii) the Corporation and the Manager acquired the shares of the Brookfield Asset Management ULC; and (iii) the Corporation issued an aggregate of 409,337,167 of its Class A Shares to the holders of the Corporation’s outstanding class A limited voting shares. The Class A Shares are listed for trading on the New York Stock Exchange and Toronto Stock Exchange.

In connection with the Arrangement, the Reporting Persons received an aggregate of 32,583,793 Class A Shares of the Manager.

The authorized share capital of consists of (i) an unlimited number of Class A Shares, (ii) an unlimited number of Class A Preference Shares, issuable in series, and (iii) 21,280 class B limited voting shares.

The information set forth in Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Other than as described below or contemplated above, none of the Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has any current plans or proposals that relate to or would result in:

a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	any material change in the present capitalization or dividend policy of the Issuer;

f)	any other material change in the Issuer’s business or corporate structure;

g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate number and percentage of Class A Shares held by the Reporting Persons to which this Schedule 13D relates is 32,583,973 shares, constituting approximately 7.9% of the Issuer’s currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 412,201,980 outstanding as of December 9, 2022.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 19, 2022

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT TRUST

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash Title: Senior Vice President, General Counsel and Secretary

PARTNERS VALUE SPLIT CORP.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash Title: Senior Vice President, General Counsel and Secretary

SCHEDULE I

PVI MANAGEMENT TRUST, as General Partner of PARTNERS VALUE INVESTMENTS LP

Name and Position of Officer or Trustee	Principal Business Address	Principal Occupation or Employment	Citizenship
Bahir Manios, Trustee and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer of Brookfield Asset Management Ltd.	Canada

Brian D. Lawson, Chief Executive Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Frank N.C. Lochan, Trustee and Chairman	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Rachel Powell, Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice President, Finance, Brookfield Reinsurance Ltd.	Canada

Kathy Sarpash, Senior Vice President, General Counsel and Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Brookfield Asset Management Ltd.	Canada

Danesh K. Varma, Trustee	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K	Corporate Director	Canada and United Kingdom

Ralph J. Zarboni, Trustee	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

SCHEDULE II

PARTNERS VALUE SPLIT CORP.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian D. Lawson, Chairman	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Frank N.C. Lochan, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Rachel Powell, Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice President, Finance, Brookfield Reinsurance Ltd.	Canada

Kathy Sarpash, Senior Vice President, General Counsel and Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Brookfield Asset Management Ltd.	Canada

Danesh K. Varma, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K	Corporate Director	Canada and United Kingdom

Ralph J. Zarboni, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada